Exhibit 99.1

GFL Environmental Reports Second Quarter 2023 Results and Raises Full Year 2023 Guidance

•	Net Leverage[1] of 4.18x, lowest level in company's history; accelerated deleveraging following completion of divestitures for gross proceeds of over $1.6 billion

•	Revenue of $1,943.6 million, increase of 13.8%

•	Solid Waste price of 10.4%, up 310 basis points year-over-year

•	Adjusted EBITDA[1] of $540.7 million, increase of 19.3%; Net income from continuing operations of $293.8 million; Adjusted Net Income from continuing operations[1] of $196.2 million

•	Adjusted EBITDA margin[1] of 27.8%; Solid Waste Adjusted EBITDA margin[1] of 31.6%; Environmental Services Adjusted EBITDA margin[1] of 29.2%

•	Adjusted Cash Flows from Operating Activities[1] of $295.6 million; cash flows from operating activities of $260.7 million; Adjusted Free Cash Flow[1] of $8.5 million

•	Adjusted earnings per share from continuing operations[1] of $0.53; Earnings per share from continuing operations of $0.74

•	Year-to-date completed acquisitions generating approximately $48 million[2] in annualized revenue

VAUGHAN, ON, July 26, 2023 — GFL Environmental Inc. (NYSE: GFL) (TSX: GFL) (“GFL”, “we” or “our”) today announced its results for the second quarter of 2023.

“Our exceptional start to the year continued into the second quarter, thanks to the hard work and commitment of our over 20,000 employees,” said Patrick Dovigi, Founder and Chief Executive Officer of GFL. “Our strong execution once again resulted in our achievement of double-digit revenue growth in the quarter. We also grew Adjusted EBITDA1 by 19.3% and demonstrated the effectiveness of our pricing and efficiency initiatives resulting in industry leading Adjusted EBITDA margin1 expansion of 130 basis points. This top line growth and margin expansion, both of which exceeded our expectations, demonstrate the strength in our best-in-class asset base and the ability of our exceptional team to execute on our proven value creation strategies.”

Mr. Dovigi added, “During the second quarter, we successfully completed our portfolio rationalization initiative that we committed to earlier this year. We realized $1.65 billion of gross proceeds from these non-core divestitures, $150 million more than our original expectation, and completed the process one quarter ahead of plan. A portion of the net proceeds from the divestitures was used to accelerate our balance sheet deleveraging commitment and we ended the second quarter with Net Leverage1 of 4.18x, the lowest level in our history. The resulting enhanced strength of our balance sheet, coupled with our margin expansion and accelerated free cash flow, sets us on a path to ending the year with Net Leverage1 of less than 4.0x, mid 3.0x by the end of 2024 and a pathway to investment grade in the medium term.”

Mr. Dovigi continued, “We remain focused on executing on our strategy to create long-term shareholder value. We have completed 16 acquisitions year-to-date, the majority of which were smaller tuck-in acquisitions, which have continued to densify our existing footprint. With the success of the divestiture transactions, we intend to allocate a portion of the proceeds to a number of incremental sustainability related capital projects, primarily related to opportunities arising from extended producer responsibility legislation and RNG, in keeping with our highest and best capital use strategy. We are excited about the positive contribution that these investments will have across many facets of our strategy.”

Mr. Dovigi concluded, “Our strong performance for the first half of the year, coupled with our expectation for the balance of the year, the resilience of our business model and the effectiveness of our growth strategies, are leading us to increase our already industry leading full year guidance for this year. We are increasing our guidance for revenue, Adjusted EBITDA1 and Adjusted Free Cash Flow1. We continue to see upside opportunities from our robust M&A pipeline and any incremental contribution from further M&A completed in the second half of the year would be upside to our updated guidance.”

Second Quarter Results

•	Revenue increased by 13.8% to $1,943.6 million in the second quarter of 2023, compared to the second quarter of 2022.

◦	Solid Waste revenue of $1,556.3 million, including organic growth of 4.8% driven predominantly by core pricing increases.

◦	Environmental Services revenue of $387.3 million, including organic growth of 10.2% driven by the strength of industrial collection and processing activity at our facilities and by core pricing and surcharge increases.

•	Adjusted EBITDA[1] increased by 19.3% to $540.7 million in the second quarter of 2023, compared to the second quarter of 2022. Adjusted EBITDA margin[1] was 27.8% in the second quarter of 2023, compared to 26.5% in the second quarter of 2022. Solid Waste Adjusted EBITDA margin[1] was 31.6% in the second quarter of 2023, compared to 29.4% in the second quarter of 2022.

•	Net income from continuing operations was $293.8 million in the second quarter of 2023, compared to net income from continuing operations of $82.6 million in the second quarter of 2022.

•	Adjusted Free Cash Flow[1] was $8.5 million in the second quarter of 2023, compared to $102.2 million in the second quarter of 2022. The decrease of $93.7 million was inclusive of $138.8 million of incremental net capex and $28.2 million of incremental cash interest paid.

1

Year to Date Results

•	Revenue increased by 20.4% to $3,742.7 million for the six months ended June 30, 2023, compared to the six months ended June 30, 2022.

◦	Solid Waste revenue of $3,038.5 million, including organic growth of 8.3% driven predominantly by core pricing increases.

◦	Environmental Services revenue of $704.2 million, including organic growth of 16.5% driven by the strength of industrial collection and processing activity at our facilities and by core pricing and surcharge increases.

•	Adjusted EBITDA[1] increased by 21.5% to $981.2 million for the six months ended June 30, 2023, compared to the six months ended June 30, 2022. Adjusted EBITDA margin[1] was 26.2% for the six months ended June 30, 2023, compared to 26.0% for the six months ended June 30, 2022. Solid Waste Adjusted EBITDA margin[1] was 30.6% for the six months ended June 30, 2023, compared to 29.6% for the six months ended June 30, 2022.

•	Net income from continuing operations was $76.0 million for the six months ended June 30, 2023, compared to net income from continuing operations of $219.6 million for the six months ended June 30, 2022.

•	Adjusted Free Cash Flow[1] was $(46.3) million for the six months ended June 30, 2023, compared to $220.8 million for the six months ended June 30, 2022. The decrease of $267.1 million was inclusive of $286.9 million of incremental net capex and $93.0 million of incremental cash interest paid.

Updated Full Year 2023 Guidance3

GFL also provided its updated guidance for 2023 assuming a CAD/US exchange rate of 1.32 for the remainder of the year (compared to 1.34 provided in our original guidance on February 21, 2023).

	Original Full Year 2023 Guidance (Midpoint)	Pro Forma U.S. Solid Waste Divestitures	Pro Forma Adjusted Original Guidance	Updated Full Year 2023 Guidance
Revenue	$7,600.0	$(255.0)	$7,345.0	$7,400.0

Adjusted EBITDA(3)	2,025.0	(75.0)	1,950.0	2,000.0
Adjusted EBITDA margin(3)	26.6%	29.4%	26.5%	27.0%

Adjusted Free Cash Flow(3)	700.0	(25.0)	675.0	705.0

Net Leverage(3)	Low 4s			<4.0	x

•	Revenue is estimated to be approximately $7,400 million.

◦	Full year Solid Waste core pricing of 9.5%, surcharges of (1.0%), volume of (1.9%) and commodity price impact of (0.6%);

◦	Environmental Services organic growth of 7.0%; and,

◦	Changes in foreign exchange resulting in 1.6% revenue growth and revenue from M&A contribution of 1.7%.

•	Adjusted EBITDA[3] is estimated to be approximately $2,000 million.

◦	Full year Adjusted EBITDA margin[3] is expected to be approximately 27.0%.

•	Adjusted Free Cash Flow[3] is estimated to be approximately $705 million.

◦	Full year cash interest is expected to be approximately $490 million, inclusive of $20 million of cash interest incremental to original guidance as a result of higher interest rates and borrowings and the in-year savings from the repayment of variable debt using net proceeds from the sale of three non-core U.S. Solid Waste businesses.

◦	Full year net capex is expected to be approximately $805 million, excluding approximately $200 million to $300 million of incremental purchase of property and equipment which will be offset by an equal allocation of a portion of the net proceeds from the sale of three non-core U.S. Solid Waste businesses.

•	Year-end Net Leverage[3] is estimated to be less than 4.0x, resulting from growth in Adjusted EBITDA[3] and Adjusted Free Cash Flow[3].

2

The 2023 updated guidance includes the expected contribution of acquisitions already completed in 2023, net of divestitures completed to date, but excludes any impact from acquisitions not yet completed. Implicit in forward-looking information in respect of our expectations for 2023 are certain current assumptions, including, among others, no changes to the current economic environment, including fuel and commodities. The 2023 updated guidance assumes GFL will continue to execute on its strategy of organically growing our business, leverage our scalable network to attract and retain customers across multiple service lines, realize operational efficiencies, and extract procurement and cost synergies. See “Forward-Looking Information”.

(1)	A non-IFRS measure; see accompanying Non-IFRS Reconciliation Schedule; see “Non-IFRS Measures” for an explanation of the composition of non-IFRS measures.

(2)	Includes the expected contribution of acquisitions completed in 2023 (other than contribution from 2023 acquisitions previously reflected in the Company’s 2023 full year guidance provided on February 21, 2023).

(3)	Information contained in the section titled “Updated Full Year 2023 Guidance” includes non-IFRS measures and ratios, including Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Free Cash Flow and Net Leverage. Due to the uncertainty of the likelihood, amount and timing of effects of events or circumstances to be excluded from these measures, GFL does not have information available to provide a quantitative reconciliation of such projections to comparable IFRS measures. See “Non-IFRS Measures” below. See Second Quarter Results for the equivalent historical non-IFRS measure.

Q2 2023 Earnings Call

GFL will host a conference call related to our second quarter earnings on July 27, 2023 at 8:30 am Eastern Time. A live audio webcast of the conference call can be accessed by logging onto our Investors page at investors.gflenv.com or by clicking here. Listeners may access the call toll-free by dialing 1-888-575-5163 approximately 15 minutes prior to the scheduled start time.

We encourage participants who will be dialing in to pre-register for the conference call using the following link: https://emportal.ink/446g9bB. Callers who pre-register will be given a PIN to gain immediate access to the call and bypass the live operator on the day of the call. Participants may pre-register at any time, including up to and after the call start time. For those unable to listen live, an audio replay of the call will be available until August 10, 2023 by dialing 1-877-674-7070 (access code: 021187). A copy of the presentation for the call will be available on our website at investors.gflenv.com or by clicking here.

About GFL

GFL, headquartered in Vaughan, Ontario, is the fourth largest diversified environmental services company in North America, providing a comprehensive line of solid waste management, liquid waste management and soil remediation services through its platform of facilities throughout Canada and in more than half of the U.S. states. Across its organization, GFL has a workforce of more than 20,000 employees.

For more information, visit the GFL web site at gflenv.com. To subscribe for investor email alerts please visit investors.gflenv.com or click here.

Forward-Looking Information

This release includes certain “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) within the meaning of applicable U.S. and Canadian securities laws, respectively. Forward-looking information includes all statements that do not relate solely to historical or current facts and may relate to our future outlook, financial guidance and anticipated events or results and may include statements regarding our financial performance, financial condition or results, business strategy, growth strategies, budgets, operations and services. Particularly, statements regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate is forward-looking information. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “does not anticipate”, “believes”, or “potential” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”, although not all forward-looking information includes those words or phrases. In addition, any statements that refer to expectations, intentions, projections, guidance, potential or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts nor assurances of future performance but instead represent management's expectations, estimates and projections regarding future events or circumstances.

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Forward-looking information is based on our opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such information is stated, is subject to known and unknown risks, uncertainties, assumptions and other important factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to certain assumptions set out herein; our ability to obtain and maintain existing financing on acceptable terms; our ability to source and execute on acquisitions on terms acceptable to us; our ability to find purchasers for non-core assets on terms acceptable to us; currency exchange and interest rates; commodity price fluctuations; our ability to implement price increases and surcharges; changes in waste volumes; labour, supply chain and transportation constraints; inflationary cost pressures; our ability to maintain a favourable working capital position; the impact of competition; the changes and trends in our industry or the global economy; changes in laws, rules, regulations, and global standards; and the duration and severity of the COVID-19 pandemic, including variants, and its impact on the economy, the North American financial markets, our operations, our M&A pipeline and our financial results. Other important factors that could materially affect our forward-looking information can be found in the “Risk Factors” section of GFL’s annual information form for the year ended December 31, 2022 and GFL’s other periodic filings with the U.S. Securities and Exchange Commission and the securities commissions or similar regulatory authorities in Canada. Shareholders, potential investors and other readers are urged to consider these risks carefully in evaluating our forward-looking information and are cautioned not to place undue reliance on such information. There can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors not currently known to us or that we currently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. The forward-looking information contained in this release represents our expectations as of the date of this release (or as the date it is otherwise stated to be made), and is subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable U.S. or Canadian securities laws. The purpose of disclosing our financial outlook set out in this release is to provide investors with more information concerning the financial impact of our business initiatives and growth strategies.

Non-IFRS Measures

This release makes reference to certain non-IFRS measures. These measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, these measures should not be considered in isolation or as a substitute for analysis of our financial information reported under IFRS. Rather, these non-IFRS measures are used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Our management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation.

EBITDA represents, for the applicable period, net income (loss) from continuing operations plus (a) interest and other finance costs, plus (b) depreciation and amortization of property and equipment, landfill assets and intangible assets, plus (less) (c) the provision (recovery) for income taxes, in each case to the extent deducted or added to/from net income (loss) from continuing operations. We present EBITDA to assist readers in understanding the mathematical development of Adjusted EBITDA. Management does not use EBITDA as a financial performance metric.

Adjusted EBITDA is a supplemental measure used by management and other users of our financial statements including our lenders and investors, to assess the financial performance of our business without regard to financing methods or capital structure. Adjusted EBITDA is also a key metric that management uses prior to execution of any strategic investing or financing opportunity. For example, management uses Adjusted EBITDA as a measure in determining the value of acquisitions, expansion opportunities and dispositions. In addition, Adjusted EBITDA is utilized by financial institutions to measure borrowing capacity. Adjusted EBITDA is calculated by adding and deducting, as applicable from EBITDA, certain expenses, costs, charges or benefits incurred in such period which in management's view are either not indicative of underlying business performance or impact the ability to assess the operating performance of our business, including: (a) (gain) loss on foreign exchange, (b) (gain) loss on sale of property and equipment, (c) mark-to-market (gain) loss on Purchase Contracts, (d) share of net (income) loss of investments accounted for using the equity method, (e) share-based payments, (f) gain (loss) on divestiture, (g) transaction costs, (h) acquisition, rebranding and other integration costs (included in cost of sales related to acquisition activity) and (i) other. We use Adjusted EBITDA to facilitate a comparison of our operating performance on a consistent basis reflecting factors and trends affecting our business. For the three and six months ended June 30, 2023, we added back our share of net loss of investments accounted for using the equity method. As we continue to grow our business, we may be faced with new events or circumstances that are not indicative of our underlying business performance or that impact the ability to assess our operating performance.

4

Adjusted EBITDA margin represents Adjusted EBITDA divided by revenue. Management and other users of our financial statements including our lenders and investors use Adjusted EBITDA margin to facilitate a comparison of the operating performance of each of our operating segments on a consistent basis reflecting factors and trends affecting our business.

Acquisition EBITDA represents, for the applicable period, management's estimates of the annual Adjusted EBITDA of an acquired business, based on its most recently available historical financial information at the time of acquisition, as adjusted to give effect to (a) the elimination of expenses related to the prior owners and certain other costs and expenses that are not indicative of the underlying business performance, if any, as if such business had been acquired on the first day of such period and (b) contract and acquisition annualization for contracts entered into and acquisitions completed by such acquired business prior to our acquisition (collectively, “Acquisition EBITDA Adjustments”). Further adjustments are made to such annual Adjusted EBITDA to reflect estimated operating cost savings and synergies, if any, anticipated to be realized upon acquisition and integration of the business into our operations. Acquisition EBITDA is calculated net of divestitures. We use Acquisition EBITDA for the acquired businesses to adjust our Adjusted EBITDA to include a proportional amount of the Acquisition EBITDA of the acquired businesses based upon the respective number of months of operation for such period prior to the date of our acquisition of each such business.

Adjusted Cash Flows from Operating Activities represents cash flows from operating activities adjusted for (a) operating cash flows from discontinued operations, (b) transaction costs, (c) acquisition, rebranding and other integration costs, (d) M&A related net working capital investment and (e) cash interest paid on TEUs. Adjusted Cash Flows from Operating Activities is a supplemental measure used by investors as a valuation and liquidity measure in our industry. Adjusted Cash Flows from Operating Activities is a supplemental measure used by management to evaluate and monitor liquidity and the ongoing financial performance of GFL.

Adjusted Free Cash Flow represents Adjusted Cash Flows from Operating Activities adjusted for (a) proceeds from asset divestitures, (b) proceeds on disposal of assets, (c) insurance proceeds related to property and equipment, (d) purchase of property and equipment and intangible assets and (e) investment in joint ventures. For the three and six months ended June 30, 2022, purchase of property and equipment and intangible assets excludes those by GFL’s Infrastructure services division (“GFL Infrastructure”). Adjusted Free Cash Flow is a supplemental measure used by investors as a valuation and liquidity measure in our industry. Adjusted Free Cash Flow is a supplemental measure used by management to evaluate and monitor liquidity and the ongoing financial performance of GFL.

Adjusted Net Income (Loss) from continuing operations represents net income (loss) for continuing operations adjusted for (a) amortization of intangible assets, (b) ARO discount rate depreciation adjustment, (c) incremental depreciation of property and equipment due to recapitalization, (d) amortization of deferred financing costs, (e) (gain) loss on foreign exchange, (f) mark-to-market (gain) loss on Purchase Contracts, (g) share of net (income) loss of investments accounted for using the equity method, (h) gain (loss) on divestiture, (i) transaction costs, (j) acquisition, rebranding and other integration costs, (k) TEU amortization expense, (l) other and (m) the tax impact of the forgoing. For the three and six months ended June 30, 2023, we added back our share of net loss of investments accounted for using the equity method. Adjusted earnings (loss) per share from continuing operations is defined as Adjusted Net Income (Loss) from continuing operations divided by the weighted average shares in the period. We believe that Adjusted earnings (loss) per share from continuing operations provides a meaningful comparison of current results to prior periods' results by excluding items that GFL does not believe reflect its fundamental business performance.

Net Leverage is a supplemental measure used by management to evaluate borrowing capacity and capital allocation strategies. Net Leverage is equal to our total long-term debt, as adjusted for fair value, deferred financings and other adjustments and reduced by our cash, divided by Run-Rate EBITDA.

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Run-Rate EBITDA represents Adjusted EBITDA for the applicable period as adjusted to give effect to management's estimates of (a) Acquisition EBITDA Adjustments (as defined above) and (b) the impact of annualization of certain new municipal and disposal contracts and cost savings initiatives, entered into, commenced or implemented, as applicable, in such period, as if such contracts or costs savings initiatives had been entered into, commenced or implemented, as applicable, on the first day of such period. Run-Rate EBITDA has not been adjusted to take into account the impact of the cancellation of contracts and cost increases associated with these contracts. These adjustments reflect monthly allocations of Acquisition EBITDA for the acquired businesses based on straight line proration. As a result, these estimates do not take into account the seasonality of a particular acquired business. While we do not believe the seasonality of any one acquired business is material when aggregated with other acquired businesses, the estimates may result in a higher or lower adjustment to our Run-Rate EBITDA than would have resulted had we adjusted for the actual results of each of the acquired businesses for the period prior to our acquisition. We primarily use Run-Rate EBITDA to show how GFL would have performed if each of the interim acquisitions had been consummated at the start of the period as well as to show the impact of the annualization of certain new municipal and disposal contracts and cost savings initiatives. We also believe that Run-Rate EBITDA is useful to investors and creditors to monitor and evaluate our borrowing capacity and compliance with certain of our debt covenants. Run-Rate EBITDA as presented herein is calculated in accordance with the terms of our revolving credit agreement.

All references to “$” in this press release are to Canadian dollars, unless otherwise noted.

For further information:

Patrick Dovigi, Founder and Chief Executive Officer

+1 905-326-0101

pdovigi@gflenv.com

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GFL Environmental Inc.

Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)

(In millions of dollars except per share amounts)

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Revenue	$1,943.6	$1,707.5	$3,742.7	$3,108.9
Expenses
Cost of sales	1,590.6	1,482.0	3,145.2	2,747.6
Selling, general and administrative expenses	234.2	178.4	448.7	341.1
Interest and other finance costs	164.8	104.8	329.5	204.5
Gain on sale of property and equipment	(6.5)	(2.6)	(6.4)	(4.4)
(Gain) loss on foreign exchange	(56.8)	112.6	(51.5)	54.0
Mark-to-market loss (gain) on Purchase Contracts	—	(206.2)	104.3	(381.1)
Gain on divestiture	(575.0)	—	(580.5)	(6.5)
Other	(2.3)	9.1	(2.3)	9.1
	1,349.0	1,678.1	3,387.0	2,964.3
Share of net (loss) income of investments accounted for using the equity method	(61.9)	5.3	(82.9)	5.3
Earnings before income taxes	532.7	34.7	272.8	149.9
Current income tax expense	342.2	4.0	349.4	10.9
Deferred tax recovery	(103.3)	(51.9)	(152.6)	(80.6)
Income tax expense (recovery)	238.9	(47.9)	196.8	(69.7)
Net income from continuing operations	293.8	82.6	76.0	219.6
Net loss from discontinued operations	—	(18.3)	—	(127.9)
Net income	293.8	64.3	76.0	91.7
Less: Net (loss) income attributable to non-controlling interests	(1.1)	—	0.5	—
Net income attributable to GFL Environmental Inc.	294.9	64.3	75.5	91.7

Items that may be subsequently reclassified to net income
Currency translation adjustment	(156.3)	197.7	(161.8)	106.3
Fair value movements on cash flow hedges, net of tax	7.5	21.6	14.9	(0.8)
Share of other comprehensive loss of investments accounted for using the equity method	(0.4)	—	(0.4)	—
Reclassification to net income of foreign currency differences on divestitures	22.5	—	22.5	—
Other comprehensive (loss) income from continuing operations	(126.7)	219.3	(124.8)	105.5
Comprehensive income (loss) from continuing operations	167.1	301.9	(48.8)	325.1
Comprehensive loss from discontinued operations	—	(18.3)	—	(127.9)
Total comprehensive income (loss)	167.1	283.6	(48.8)	197.2
Less: Total comprehensive (loss) income attributable to non-controlling interests	(1.3)	—	0.2	—
Total comprehensive income (loss) attributable to GFL Environmental Inc.	$168.4	$283.6	$(49.0)	$197.2

Basic earnings per share(1)
Continuing operations	$0.74	$0.17	$0.08	$0.49
Discontinued operations	—	(0.05)	—	(0.35)
Total operations	$0.74	$0.12	$0.08	$0.14
Diluted earnings per share(1)
Continuing operations	$0.72	$0.17	$0.08	$0.49
Discontinued operations	—	(0.05)	—	(0.35)
Total operations	$0.72	$0.12	$0.08	$0.14
Weighted average number of shares outstanding(2)	369,225,007	366,843,674	369,200,725	365,447,590
Diluted weighted average number of shares outstanding(2)	401,218,417	368,706,685	372,779,310	367,672,505

(1)	Basic and diluted earnings per share is calculated on net income attributable to GFL Environmental Inc. adjusted for amounts attributable to preferred shareholders. Refer to Note 10 in our Interim Financial Statements.

(2)	Basic and diluted earnings per share includes the minimum conversion of TEUs into subordinate voting shares, which represented nil subordinate voting shares as at June 30, 2023 (25,661,050 subordinate voting shares as at June 30, 2022).

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GFL Environmental Inc.

Unaudited Interim Condensed Consolidated Statements of Financial Position

(In millions of dollars)

	June 30, 2023	December 31, 2022
Assets
Cash	$82.2	$82.1
Trade and other receivables, net	1,113.2	1,118.1
Prepaid expenses and other assets	250.9	182.9
Current assets	1,446.3	1,383.1

Property and equipment, net	6,401.7	6,540.3
Intangible assets, net	2,948.1	3,245.0
Investments accounted for using the equity method	271.9	326.6
Other long-term assets	59.5	90.2
Goodwill	7,430.3	8,182.4
Non-current assets	17,111.5	18,384.5
Total assets	18,557.8	19,767.6

Liabilities
Accounts payable and accrued liabilities	1,442.4	1,557.7
Income taxes payable	337.3	—
Long-term debt	—	17.9
Lease obligations	51.2	51.5
Due to related party	5.8	9.3
Tangible equity units	—	1,024.9
Landfill closure and post-closure obligations	33.7	30.8
Current liabilities	1,870.4	2,692.1

Long-term debt	7,888.0	9,248.9
Lease obligations	341.5	327.3
Other long-term liabilities	40.1	47.5
Due to related party	5.8	8.7
Deferred income tax liabilities	435.4	582.6
Landfill closure and post-closure obligations	845.2	816.4
Non-current liabilities	9,556.0	11,031.4
Total liabilities	11,426.4	13,723.5

Shareholders’ equity
Share capital	9,754.7	8,640.3
Contributed surplus	135.3	109.6
Deficit	(2,779.6)	(2,843.0)
Accumulated other comprehensive income	5.8	130.3
Total GFL Environmental Inc.’s shareholders’ equity	7,116.2	6,037.2
Non-controlling interests	15.2	6.9
Total shareholders’ equity	7,131.4	6,044.1
Total liabilities and shareholders’ equity	$18,557.8	$19,767.6

8

GFL Environmental Inc.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

(In millions of dollars)

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Operating activities
Net income	$293.8	$64.3	$76.0	$91.7
Adjustments for non-cash items
Depreciation of property and equipment	237.8	241.1	477.6	472.8
Amortization of intangible assets	134.0	133.4	272.8	259.1
Share of net loss (income) of investments accounted for using the equity	61.9	(5.3)	82.9	(5.3)
Gain on divestiture	(575.0)	—	(580.5)	(6.5)
Other	(2.3)	9.1	(2.3)	9.1
Impairment related to discontinued operations	—	18.3	—	128.1
Interest and other finance costs	164.8	104.8	329.5	208.0
Share-based payments	15.2	13.1	30.2	26.6
(Gain) loss on unrealized foreign exchange on long-term debt and TEUs	(56.8)	112.0	(50.7)	53.3
Gain on sale of property and equipment	(6.5)	(2.6)	(6.4)	(4.4)
Mark-to-market (gain) loss on Purchase Contracts	—	(206.2)	104.3	(381.1)
Current income tax expense	342.2	4.0	349.4	11.0
Deferred tax recovery	(103.3)	(51.9)	(152.6)	(82.5)
Interest paid in cash on Amortizing Notes component of TEUs	—	(0.6)	(0.2)	(1.3)
Interest paid in cash, excluding interest paid on Amortizing Notes	(115.7)	(87.5)	(276.7)	(183.7)
Income taxes paid in cash, net	(8.9)	(19.1)	(10.9)	(19.5)
Changes in non-cash working capital items	(116.7)	(90.8)	(182.5)	(160.4)
Landfill closure and post-closure expenditures	(3.8)	(4.9)	(6.7)	(7.8)
	260.7	231.2	453.2	407.2
Investing activities
Proceeds on disposal of assets	1,650.3	224.3	1,663.5	316.2
Purchase of property and equipment and intangible assets	(280.6)	(129.0)	(553.5)	(332.2)
Investment in joint ventures and associates	(32.8)	(19.6)	(37.5)	(31.8)
Insurance proceeds related to property and equipment	2.8	—	2.8	—
Business acquisitions, net of cash acquired	(21.4)	(880.3)	(238.7)	(947.4)
	1,318.3	(804.6)	836.6	(995.2)
Financing activities
Repayment of lease obligations	(20.8)	(18.4)	(38.6)	(35.0)
Issuance of long-term debt	1,085.3	1,052.6	1,963.1	1,291.1
Repayment of long-term debt	(2,630.6)	(381.0)	(3,184.9)	(547.9)
Proceeds from termination of hedged arrangements	—	—	17.3	—
Payment of contingent purchase consideration and holdbacks	(1.5)	—	(4.0)	(10.2)
Repayment of Amortizing Notes	—	(14.2)	(15.7)	(28.2)
Dividends issued and paid	(6.5)	(5.0)	(12.1)	(9.7)
Payment of financing costs	(0.9)	(1.8)	(15.0)	(1.9)
Repayment of loan to related party	—	—	(6.4)	(6.4)
Contribution from non-controlling interest	—	—	8.1	—
	(1,575.0)	632.2	(1,288.2)	651.8

(Decrease) increase in cash	4.0	58.8	1.6	63.8
Changes due to foreign exchange revaluation of cash	5.2	(17.5)	(1.5)	(23.6)
Cash, beginning of period	73.0	189.3	82.1	190.4
Cash, end of period	$82.2	$230.6	$82.2	$230.6

9

SUPPLEMENTAL DATA

You should read the following information in conjunction with our audited consolidated financial statements and notes thereto as of and for the year ended December 31, 2022, as well as our unaudited Interim Financial Statements and notes thereto for the three and six months ended June 30, 2023.

Revenue Growth

The following tables summarize the revenue growth in our segments for the periods indicated:

	Three months ended June 30, 2023
	Contribution from Acquisitions	Organic Growth	Foreign Exchange	Total Revenue Growth
Solid Waste
Canada	3.7%	3.4%	—%	7.2%
USA	4.1	5.4	5.5	15.0
Solid Waste	4.0	4.8	3.7	12.5
Environmental Services	8.2	10.2	1.0	19.4
Total	4.8%	5.8%	3.2%	13.8%

	Six months ended June 30, 2023
	Contribution from Acquisitions	Organic Growth	Foreign Exchange	Total Revenue Growth
Solid Waste
Canada	4.3%	6.8%	—%	11.1%
USA	7.1	9.0	6.5	22.6
Solid Waste	6.2	8.3	4.5	19.0
Environmental Services	8.8	16.5	1.3	26.7
Total	6.7%	9.8%	3.9%	20.4%

Detail of Solid Waste Organic Growth

The following table summarizes the components of our Solid Waste organic growth for the periods indicated:

	Three months ended June 30, 2023	Six months ended June 30, 2023
Price	10.4%	11.4%
Surcharges	(1.0)	(0.3)
Volume	(3.5)	(1.6)
Commodity price	(1.1)	(1.2)
Total Solid Waste organic growth	4.8%	8.3%

10

Operating Segment Results

The following tables summarize our operating segment results for the periods indicated:

	Three months ended June 30, 2023			Three months ended June 30, 2022
($ millions)	Revenue	Adjusted EBITDA(1)	Adjusted EBITDA Margin(2)	Revenue	Adjusted EBITDA(1)	Adjusted EBITDA Margin(2)
Solid Waste
Canada	$465.8	$135.8	29.2%	$434.7	$117.8	27.1%
USA	1,090.5	356.1	32.7	948.5	288.9	30.5
Solid Waste	1,556.3	491.9	31.6	1,383.2	406.7	29.4
Environmental Services	387.3	113.0	29.2	324.3	91.5	28.2
Corporate	—	(64.2)	—	—	(44.9)	—
Total	$1,943.6	$540.7	27.8%	$1,707.5	$453.3	26.5%

	Six months ended June 30, 2023			Six months ended June 30, 2022
($ millions)	Revenue	Adjusted EBITDA(1)	Adjusted EBITDA Margin(2)	Revenue	Adjusted EBITDA(1)	Adjusted EBITDA Margin(2)
Solid Waste
Canada	$878.3	$237.3	27.0%	$790.4	$211.5	26.8%
USA	2,160.2	691.6	32.0	1,762.5	544.9	30.9
Solid Waste	3,038.5	928.9	30.6	2,552.9	756.4	29.6
Environmental Services	704.2	173.7	24.7	556.0	137.9	24.8
Corporate	—	(121.4)	—	—	(86.6)	—
Total	$3,742.7	$981.2	26.2%	$3,108.9	$807.7	26.0%

(1)	A non-IFRS measure; see accompanying Non-IFRS Reconciliation Schedule; see “Non-IFRS Measures” for an explanation of the composition of non-IFRS measures.

(2)	See “Non-IFRS Measures” for an explanation of the composition of non-IFRS measures.

Net Leverage

The following table presents the calculation of Net Leverage as at the dates indicated:

($ millions)	June 30, 2023		December 31, 2022
Total long-term debt, net of derivative asset(1)	$7,871.8		$9,208.5
Deferred finance costs and other adjustments	17.4		(43.5)
Total long-term debt excluding deferred finance costs and other adjustments	$7,854.4		$9,252.0
Less: cash	(82.2)		(82.1)
	7,772.2		9,169.9

Trailing twelve months Adjusted EBITDA(2)	1,894.3		1,720.8
Acquisition EBITDA Adjustments(3)	(37.0)		106.0
Run-Rate EBITDA(3)	$1,857.3		$1,826.8

Net Leverage(2)	4.18	x	5.02	x

(1)	Total long-term debt includes derivative asset reclassified for financial statement presentation purposes to other long-term assets, refer to Note 7 in our Interim Financial Statements.

(2)	A non-IFRS measure; see accompanying Non-IFRS Reconciliation Schedule; see “Non-IFRS Measures” for an explanation of the composition of non-IFRS measures.

(3)	See “Non-IFRS Measures” for an explanation of the composition of non-IFRS measures and ratios.

Shares Outstanding

The following table presents the total shares outstanding as at the date indicated:

June 30, 2023
Subordinate voting shares	357,354,378
Multiple voting shares	11,812,964
Basic shares outstanding	369,167,342
Effect of dilutive instruments	8,385,234
Series A Preferred Shares (as converted)	28,829,718
Series B Preferred Shares (as converted)	7,489,300
Diluted shares outstanding	413,871,594

NON-IFRS RECONCILIATION SCHEDULE

Adjusted EBITDA

The following tables provide a reconciliation of our net income from continuing operations to EBITDA and Adjusted EBITDA for the periods indicated:

($ millions)	Three months ended June 30, 2023	Three months ended June 30, 2022
Net income from continuing operations	$293.8	$82.6
Add:
Interest and other finance costs	164.8	104.8
Depreciation of property and equipment	237.8	241.1
Amortization of intangible assets	134.0	133.4
Income tax expense (recovery)	238.9	(47.9)
EBITDA	1,069.3	514.0
Add:
(Gain) loss on foreign exchange(1)	(56.8)	112.6
Gain on sale of property and equipment	(6.5)	(2.6)
Mark-to-market gain on Purchase Contracts(2)	—	(206.2)
Share of net loss (income) of investments accounted for using the equity method	61.9	(5.3)
Share-based payments(3)	15.2	13.0
Gain on divestiture(4)	(575.0)	—
Transaction costs(5)	29.6	11.4
Acquisition, rebranding and other integration costs(6)	5.3	7.3
Other	(2.3)	9.1
Adjusted EBITDA	$540.7	$453.3

($ millions)	Six months ended June 30, 2023	Six months ended June 30, 2022
Net income from continuing operations	$76.0	$219.6
Add:
Interest and other finance costs	329.5	204.5
Depreciation of property and equipment	477.6	468.1
Amortization of intangible assets	272.8	257.9
Income tax expense (recovery)	196.8	(69.7)
EBITDA	1,352.7	1,080.4
Add:
(Gain) loss on foreign exchange(1)	(51.5)	54.0
Gain on sale of property and equipment	(6.4)	(4.4)
Mark-to-market loss (gain) on Purchase Contracts(2)	104.3	(381.1)
Share of net loss (income) of investments accounted for using the equity method	82.9	(5.3)
Share-based payments(3)	30.2	24.8
Gain on divestiture(4)	(580.5)	(6.5)
Transaction costs(5)	41.6	23.3
Acquisition, rebranding and other integration costs(6)	10.2	13.4
Other	(2.3)	9.1
Adjusted EBITDA	$981.2	$807.7

(1)	Consists of (i) non-cash gains and losses on foreign exchange and interest rate swaps entered into in connection with our debt instruments and (ii) gains and losses attributable to foreign exchange rate fluctuations.

(2)	This is a non-cash item that consists of the fair value “mark-to-market” adjustment on the Purchase Contracts.

(3)	This is a non-cash item and consists of the amortization of the estimated fair value of share-based options granted to certain members of management under share-based option plans.

(4)	Consists of gain resulting from the divestiture of certain assets and three non-core U.S. Solid Waste businesses.

(5)	Consists of acquisition, integration and other costs such as legal, consulting and other fees and expenses incurred in respect of acquisitions and financing activities completed during the applicable period. We expect to incur similar costs in connection with other acquisitions in the future and, under IFRS, such costs relating to acquisitions are expensed as incurred and not capitalized. This is part of SG&A.

(6)	Consists of costs related to the rebranding of equipment acquired through business acquisitions. We expect to incur similar costs in connection with other acquisitions in the future. This is part of cost of sales.

Adjusted Net Income from Continuing Operations

The following tables provide a reconciliation of our net income from continuing operations to Adjusted Net Income from continuing operations for the periods indicated:

($ millions)	Three months ended June 30, 2023	Three months ended June 30, 2022
Net income from continuing operations	$293.8	$82.6
Add:
Amortization of intangible assets(1)	134.0	133.4
ARO discount rate depreciation adjustment(2)	—	2.4
Incremental depreciation of property and equipment due to recapitalization	3.0	4.5
Amortization of deferred financing costs	3.9	3.0
(Gain) loss on foreign exchange(3)	(56.8)	112.6
Mark-to-market gain on Purchase Contracts(4)	—	(206.2)
Share of net loss (income) of investments accounted for using the equity method	61.9	(5.3)
Gain on divestiture(5)	(575.0)	—
Transaction costs(6)	29.6	11.4
Acquisition, rebranding and other integration costs(7)	5.3	7.3
TEU amortization expense	—	0.3
Other	(2.3)	9.1
Tax effect(8)	298.8	(65.5)
Adjusted Net Income from continuing operations	$196.2	$89.6
Adjusted earnings from continuing operations per share, basic	$0.53	$0.24
Adjusted earnings from continuing operations per share, diluted	$0.49	$0.24

($ millions)	Six months ended June 30, 2023	Six months ended June 30, 2022
Net income from continuing operations	$76.0	$219.6
Add:
Amortization of intangible assets(1)	272.8	257.9
ARO discount rate depreciation adjustment(2)	—	4.8
Incremental depreciation of property and equipment due to recapitalization	7.5	9.0
Amortization of deferred financing costs	9.2	5.9
(Gain) loss on foreign exchange(3)	(51.5)	54.0
Mark-to-market loss (gain) on Purchase Contracts(4)	104.3	(381.1)
Share of net loss (income) of investments accounted for using the equity method	82.9	(5.3)
Gain on divestiture(5)	(580.5)	(6.5)
Transaction costs(6)	41.6	23.3
Acquisition, rebranding and other integration costs(7)	10.2	13.4
TEU amortization expense	0.1	0.6
Other	(2.3)	9.1
Tax effect(8)	254.6	(92.7)
Adjusted Net Income from continuing operations	$224.9	$112.0
Adjusted earnings per share from continuing operations, basic	$0.61	$0.31
Adjusted earnings per share from continuing operations, diluted	$0.60	$0.31

(1)	This is a non-cash item and consists of the amortization of intangible assets such as customer lists, municipal contracts, non-compete agreements, trade name and other licenses.

(2)	This is a non-cash item and consists of depreciation expense related to the difference between the ARO calculated using the credit adjusted risk-free discount rate required for measurement of the ARO through purchase accounting compared to the risk-free discount rate required for quarterly valuations.

(3)	Consists of (i) non-cash gains and losses on foreign exchange and interest rate swaps entered into in connection with our debt instruments and (ii) gains and losses attributable to foreign exchange rate fluctuations.

(4)	This is a non-cash item that consists of the fair value “mark-to-market” adjustment on the Purchase Contracts.

(5)	Consists of gain resulting from the divestiture of certain assets and three non-core U.S. Solid Waste businesses.

(6)	Consists of acquisition, integration and other costs such as legal, consulting and other fees and expenses incurred in respect of acquisitions and financing activities completed during the applicable period. We expect to incur similar costs in connection with other acquisitions in the future and, under IFRS, such costs relating to acquisitions are expensed as incurred and not capitalized. This is part of SG&A.

(7)	Consists of costs related to the rebranding of equipment acquired through business acquisitions. We expect to incur similar costs in connection with other acquisitions in the future. This is part of cost of sales.

(8)	Consists of the tax effect of the adjustments to net income from continuing operations.

Adjusted Cash Flows from Operating Activities and Adjusted Free Cash Flow

The following tables provide a reconciliation of our cash flows from operating activities to Adjusted Cash Flows from Operating Activities and Adjusted Free Cash Flow for the periods indicated:

($ millions)	Three months ended June 30, 2023	Three months ended June 30, 2022
Cash flows from operating activities	260.7	231.2
Add:
Transaction costs(2)	29.6	11.4
Acquisition, rebranding and other integration costs(3)	5.3	7.3
Cash interest paid on TEUs(5)	—	0.6
Adjusted Cash Flows from Operating Activities	295.6	250.5
Add:
Proceeds on disposal of assets	4.4	0.3
Insurance proceeds related to property and equipment	2.8	—
Purchase of property and equipment and intangible assets(7)	(280.6)	(129.0)
Adjusted Free Cash Flow (excluding investment in joint ventures)	22.2	121.8
Add:
Investment in joint ventures(8)	(13.7)	(19.6)
Adjusted Free Cash Flow	$8.5	$102.2

($ millions)	Six months ended June 30, 2023	Six months ended June 30, 2022
Cash flows from operating activities	$453.2	$407.2
Less:
Operating cash flows from discontinued operations(1)	—	35.4
Cash flows from operating activities (excluding discontinued operations)	453.2	442.6
Add:
Transaction costs(2)	41.6	23.3
Acquisition, rebranding and other integration costs(3)	10.2	13.4
M&A related net working capital investment(4)	—	4.8
Cash interest paid on TEUs(5)	0.2	1.3
Adjusted Cash Flows from Operating Activities	505.2	485.4
Add:
Proceeds from asset divestitures(6)	10.2	85.8
Proceeds on disposal of assets	7.4	6.4
Insurance proceeds related to property and equipment	2.8	—
Purchase of property and equipment and intangible assets(7)	(553.5)	(325.0)
Adjusted Free Cash Flow (excluding investment in joint ventures)	(27.9)	252.6
Add:
Investment in joint ventures(8)	(18.4)	(31.8)
Adjusted Free Cash Flow	$(46.3)	$220.8

(1)	Consists of operating cash flows from discontinued operations. As at June 30, 2022, GFL Infrastructure was presented as discontinued operations. Refer to Note 19 in our Interim Financial Statements.

(2)	Consists of acquisition, integration and other costs such as legal, consulting and other fees and expenses incurred in respect of acquisitions and financing activities completed during the applicable period. We expect to incur similar cots in connection with other acquisitions in the future, and, under IFRS, such costs relating to acquisitions are expensed as incurred and not capitalized. This is part of SG&A.

(3)	Consists of costs related to the rebranding of equipment acquired through business acquisitions. We expect to incur similar costs in connection with other acquisitions in the future. This is part of cost of sales.

(4)	Consists of net non-cash working capital in the period in relation to acquisitions.

(5)	Consists of interest paid in cash on the Amortizing Notes.

(6)	Consists of proceeds from divestitures, excluding proceeds received from the divestiture of three non-core U.S. Solid Waste businesses.

(7)	Excludes purchase of property and equipment and intangible assets for GFL Infrastructure, which was presented as discontinued operations, of $nil for the three and six months ended June 30, 2023 and $7.2 million for the three and six months ended June 30, 2022. Refer to Note 19 in our Interim Financial Statements.

(8)	Consists of initial capital investment for the development and construction of renewable natural gas facilities operated as joint ventures.